EXHIBIT 12

GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the fiscal year ended
(Unaudited) In millions	2003	2002	2001
Fixed charges:
Total interest expense (including $9, $14, and $10 capitalized in 2003, 2002, and 2001, respectively)	$939	$921	$1,155
One-third of rent expense	37	61	69

Total fixed charges	976	982	1,224

Add:
Income (loss) before income taxes and extraordinary item	335	(508)	(314)
Interest capitalized	(9)	(14)	(10)

	326	(522)	(324)

Earnings for fixed charges	$1,302	$460	$900

Ratio of earnings to fixed charges	1.33	(a )	(a )

(a)	In fiscal 2002 and 2001 fixed charges exceeded earnings for fixed charges by $522 million and $324 million, respectively